1-15236



**FORM 6-K**

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Report of Foreign Issuer**

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002



Advantest Corporation
(Translation of Registrant's Name Into English)

Shinjuku-NS Building
4-1 Nishi-Shinjuku 2-chome
Shinjuku-ku
Tokyo 163-0880
Japan
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________)

## Materials Contained in this Report

1. Translation of May 17, 2002 press release entitled "Result of Advantest's Acquisition of its Shares via ToSTNeT-2"

# I

FOR IMMEDIATE RELEASE

May 17, 2002
**ADVANTEST CORPORATION**
(Toshio Maruyama, President and COO)
(Stock Code Number: 6857, TSE first section)
(Ticker Symbol: ATE, NYSE)

CONTACT:
Hitoshi Owada
(Managing Director and
Senior Vice President, Administration and Finance Division)
Phone: +81-(0)3-3342-7500

**Result of Advantest's Acquisition of its Shares via ToSTNeT-2**

Tokyo – May 17, 2002 – Advantest Corporation (the "Company") conducted the acquisition of its shares that was announced yesterday.

| | |
|---|---|
| 1. Class of equity: | Common stock of the Company |
| 2. Number of shares acquired: | 600,000 shares |
| 3. Acquisition price of each share: | ¥9,080 |
| 4. Date of acquisition: | May 17, 2002 |
| 5. Method of acquisition: | Acquisition via Tokyo Stock Exchange's ToSTNeT-2 (closing-price transaction) system |

*For reference*

Board resolution on the repurchase (as released on May 16, 2002)

| | |
|---|---|
| ▪ Class of equity: | Common stock of the Company |
| ▪ Number of shares: | Not exceeding 1.2 million shares |
| ▪ Total repurchase price: | Not exceeding ¥12 billion |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Advantest Corporation

By: [signature]
Name: Hitoshi Owada
Title: Managing Director and
Senior Vice President,
Administration and Finance Division

Date: May 20, 2002